UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)

 [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                      For Period Ended: DECEMBER 31, 1998


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition report on form N-SAR

                 For the Transition Period Ended: ______________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION (Official Text)


                            Full Name of Registrant:
                             APPLE ORTHODONTIX, INC.


                           Former Name if Applicable:
                                       N/A


           Address of Principal Executive Office (Street and Number):
                          2777 ALLEN PARKWAY, SUITE 700


                            City, State and Zip code
                                HOUSTON, TX 77019
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PART II - RULES 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[X]   (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached, if applicable.

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PART III - NARRATIVE (Official Text)
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State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The Registrant has been in discussions with its auditors during the year-end audit with respect to certain impairment issues related to the valuation of its assets. As a result of the estimated special charge discussed in Part IV, the Registrant is no longer in compliance with certain of the covenants of its $25 million unsecured bank credit facility with Chase Bank of Texas, N.A. (the "Chase Facility"). The Registrant is currently renegotiating certain of the covenants of the Chase Facility, which the Company anticipates will be completed successfully prior to April 15, 1999. The resolution of these issues has delayed the completion of the Annual Report on Form 10-K for the year ended December 31, 1998.

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                          [ARTHUR ANDERSEN LETTERHEAD]

April 1, 1999

Mr. James Bobbitt
Chief Financial Officer
Apple Orthodontix, Inc.
2777 Allen Parkway, Suite 700


Dear Mr. Bobbitt:


You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 1999.


We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Apple Orthodontix, Inc. on or before the date of the Form 10-K of Apple Orthodontix, Inc. for the year ended December 31, 1998 is required to be filed.



Very truly yours,


/s/ ARTHUR ANDERSEN


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PART IV - OTHER INFORMATION (Official Text)
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(1)   Name and telephone number of person to contact in regard to this notification

           [NAME]                  [AREA CODE]               [NUMBER]
      JAMES E. BOBBITT                (713)                  852-2505

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No


The Registrant anticipates recording a special charge in the fourth quarter of approximately $19 million on a pre-tax basis. The special charge, which is primarily noncash in nature, reflects valuation reserves related to the Registrant's service fee intangibles, property and equipment, receivables from certain of its affiliated practices and certain other assets. In addition, without giving effect to the special charge discussed above, the Registrant also anticipates its fourth quarter 1998 earnings to be lower than the corresponding period of 1997 and to probably result in a loss.

________________________________________________________________________________


                             APPLE ORTHODONTIX, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ JAMES BOBBITT                           Date: APRIL 1, 1999